UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 22, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 22, 2011 entitled “Interim Management Statement for the quarter ended 30 June 2011”.

22 July 2011

INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED

30 JUNE 2011

•     Group service revenue +1.5%(*), excluding mobile termination rate cuts +3.9%(*)

•     Strong service revenue growth in India +16.8%(*), Turkey +32.1%(*) and Vodacom +7.8%(*); resilient performance from Germany +0.2%(*) and UK +1.7%(*)

•     Conditions in southern Europe remain challenging: Italy -1.5%(*), Spain deteriorating to -9.9%(*) due to price reductions

•     Group data revenue +24.5%(*) at £1.5 billion; Europe smartphone penetration 19.5% (Q1 FY11: 13.6%)

•     £1.3 billion free cash flow after continued capital investment, supports dividend target

•     Net debt reduced to £23.1 billion following receipt of £6.8 billion SFR disposal proceeds; £4.0 billion share buyback started, 10% complete(1)

•     Polkomtel sale announced; agreed terms to buy a further 33% stake in Vodafone Essar Limited

•     Full year outlook confirmed

	Quarter ended	Change year on year
	30 June 2011	Reported	Organic
	£m	%	%
Group revenue	11,659	+3.5	+2.3

Group service revenue	10,858	+2.6	+1.5
Europe	7,607	+1.2	(1.3)
Africa, Middle East and Asia Pacific	3,159	+5.8	+8.7

Capital expenditure	1,207	+15.9

Free cash flow	1,255	(29.0)

Vittorio Colao, Chief Executive, commented

“We have made a good start to the year, reporting robust results despite challenging macroeconomic conditions across southern European economies and the impact of cuts to mobile termination rates.  Revenue from our key focus areas of data, enterprise and emerging markets continues to grow strongly. With our broad geographical mix and improving market positions, we are well placed for the rest of the financial year.”

Note:

(*)       All amounts in this document marked with an “(*)” represent year on year organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

(1)     To 21 July 2011.

OPERATING REVIEW

Group overview

Group revenue increased by 3.5% to £11.7 billion and Group service revenue increased by 1.5%(*) to £10.9 billion. Excluding the impact of mobile termination rate (‘MTR’) cuts, Group service revenue increased by 3.9%(*).

Europe service revenue declined by 1.3%(*), a 0.5 percentage point deterioration compared to the growth rate experienced in the previous quarter. Excluding the effect of MTR cuts our businesses in northern Europe continued to grow strongly with Germany at 4.0%(*) (including MTR cuts: +0.2%(*)) and UK at 5.3%(*) (including MTR cuts: +1.7%(*)). Macroeconomic challenges continue to dominate the performance of our businesses in southern Europe. In Italy service revenue fell by 1.5%(*). Spain saw organic service revenue decline by 9.9%(*), with price reductions adding to ongoing macroeconomic pressures.

In Africa, Middle East and Asia Pacific (‘AMAP’) service revenue grew by 8.7%(*), 3.1 percentage points lower than the previous quarter which was primarily due to the inclusion of Vodafone Hutchison Australia (‘VHA’) within the organic growth definition for the first time. Businesses in our major markets continued to grow strongly with India (+16.8%(*)) continuing to see a more stable pricing environment and Vodacom (+7.8%(*)) continuing to lead the South African market in mobile data. Other AMAP growth slowed to 1.5%(*) largely due to VHA suffering from revenue declines following network difficulties and MTR cuts impacting revenue in New Zealand.

Data revenue grew by 24.5%(*) to £1.5 billion, representing 13.7% of Group service revenue. Increasing smartphone penetration is driving greater mobile internet usage across our businesses, with growth in mobile internet revenue of 44.2%(*) in Europe and 52.7%(*) in AMAP.

Enterprise revenue grew by 1.7%(*)(1) comprising growth of +0.7%(*) in Europe and +12.9%(*)(1) in AMAP. Data revenue within this segment increased to 21.2% of enterprise service revenue due to higher smartphone penetration and internet usage. Vodafone Global Enterprise’s momentum continued with new contract wins and 4%(*) growth in service revenue.

Messaging revenue of £1.3 billion grew by 5.3%(*), including 6.9%(*) growth in Europe.

Fixed revenue of £0.9 billion grew by 6.4%(*) to represent 8.3% of Group service revenue. We now have 8.6 million fixed customers including 6.2 million fixed broadband customers.

Capital expenditure of £1.2 billion was £0.2 billion higher year on year due primarily to long-term evolution (‘LTE’) investment in Germany and network enhancements in Vodacom.

Free cash flow of £1.3 billion(2) was £0.5 billion lower year on year, primarily due to the phasing of working capital and higher capital expenditure. The £2.8 billion share buyback programme was completed during the quarter and a new £4.0 billion share buyback programme commenced. Total share buyback spend in the quarter was £0.8 billion.

Net debt at 30 June 2011 of £23.1 billion was boosted by the receipt of £6.8 billion from the sale of our stake in SFR.

Following the quarter end we announced that we had agreed terms for the purchase of the 33% Essar stake in Vodafone Essar Limited. Total cash outflow in respect of this transaction is expected to be approximately US$5.5 billion (£3.4 billion), of which US$4.2 billion (£2.6 billion) has already been settled, £1.2 billion was paid on 1 June 2011 and £1.4 billion on 1 July 2011.

We also agreed to sell our 24.4% interest in Polkomtel for cash consideration of approximately €0.9 billion (£0.8 billion) before tax and transaction costs.

Outlook

Trading in the first quarter was consistent with management’s expectations, with a resilient performance in northern Europe and good momentum in our emerging markets. The Group therefore confirms its guidance for the current financial year.

Notes:

(1)     Excluding Vodacom Group in both periods.

(2)     Before a £100 million payment for a tax case settlement.

OPERATING REVIEW

Europe

Revenue grew by 2.2% including a 2.5 percentage point impact from favourable foreign exchange rate movements. On an organic basis service revenue declined by 1.3%(*) reflecting declines in the Group’s southern and other central European markets partially offset by growth in Germany, the UK, the Netherlands and Turkey. Strong growth in data revenue of 19.0%(*) offset lower voice revenue driven by the weak economic environment as well as continued market and regulatory pressure.

Revenue
	Quarter ended 30 June			Change
	2011	2010	Reported	Organic
	£m	£m	%	%

Germany	1,917	1,849	3.7	0.2
Italy	1,398	1,371	2.0	(1.5)
Spain	1,137	1,219	(6.7)	(9.9)
UK	1,215	1,195	1.7	1.7
Other Europe	2,008	1,955	2.7	1.1
Eliminations	(68)	(70)

Service revenue	7,607	7,519	1.2	(1.3)

Other revenue	480	396	21.2	17.9

Revenue	8,087	7,915	2.2	(0.3)

Germany

Service revenue increased by 0.2%(*) driven by strong data and enterprise revenue growth offset by the impact of MTR cuts. Data revenue grew by 21.4%(*) as a result of the increased penetration of smartphones and Superflat Internet tariffs. Enterprise revenue grew by 4.4%(*) driven by strong fixed line revenue growth of 8.6%(*) and mobile revenue growth of 3.3%(*), as a result of significant customer wins during the quarter and the previous financial year. Total mobile revenue remained stable in the first quarter despite the impact of an MTR cut effective from 1 December 2010.

During the quarter 1.1 million mobile contract customers were migrated to a mobile virtual network operator (‘MVNO’) following revised agreements with wholesale partners, resulting in an overall reduction in reported customers.

The rollout of LTE has continued following the launch of services in the prior financial year and we had 27,000 LTE customers at 30 June 2011.

Italy

Service revenue declined by 1.5%(*), resulting from lower voice revenue which continued to be impacted by price competition and economic weakness. This was an improvement of 1.5 percentage points on the growth rate experienced in the previous quarter. Enterprise revenue performed strongly, driven by a higher customer base and the success of Vodafone One Net, which enables customers to combine their fixed and mobile communications into a single service with one number. An increase in the penetration of smartphones, and those sold with a data bundle, led to strong growth in data revenue of 18.9%(*). Growth in fixed line revenue of 11.3%(*) resulted from strong net customer additions.

Spain

Service revenue declined by 9.9%(*) impacted by continued intense competition, general economic weakness and high unemployment. During the quarter we reduced prices to improve our value perception. The general economic weakness has driven customers to reduce or optimise their spend on tariffs. The move to integrated voice and data tariffs is gaining momentum as smartphone penetration grows. Data revenue grew by 8.9%(*), with strong growth in mobile internet revenue offsetting a decline in mobile broadband revenue.

Customer net additions in the quarter were strong at 123,000, driven by mobile number portability net gains in June. Voice usage increased following the introduction of integrated tariffs.

OPERATING REVIEW

UK

Service revenue grew by 1.7%(*), with the rate of growth slowing compared to the previous quarter as a result of an MTR cut effective from 1 April 2011. Growth was supported by strong net contract customer additions and the penetration of integrated tariffs into the customer base which more than offset continued competitive pressures. Data revenue grew by 21.9%(*), resulting from the higher penetration of smartphones and data bundles.

In June 2011 we announced a joint venture with Everything Everywhere and Telefonica UK to launch an m-commerce platform, enabling mobile marketing and payment services.

Other Europe

Service revenue increased by 1.1%(*) as growth in Albania, the Netherlands and Turkey more than offset a decline in the rest of the region, particularly in Greece, which continued to be impacted by the challenging economic environment and competitive factors. Service revenue in Turkey grew by 32.1%(*), driven by strong growth in voice and data revenue resulting from a larger contract customer base and higher penetration of smartphones, as well as good growth in enterprise. In the Netherlands service revenue increased by 0.5%(*), which was a decline on the previous quarter due to flattening MVNO revenue, lower messaging revenue growth rates and price competition, partially offset by the penetration of integrated tariffs.

OPERATING REVIEW

Africa, Middle East and Asia Pacific

Revenue increased by 6.9% after a 2.5 percentage point impact from unfavourable foreign exchange rate movements. On an organic basis service revenue increased by 8.7%(*) with strong performances in both India and Vodacom. The growth was driven by data revenue and good net customer additions in key markets.

Revenue
	Quarter ended 30 June		Change
	2011	2010	Reported	Organic
	£m	£m	%	%

India	1,039	954	8.9	16.8
Vodacom	1,223	1,133	7.9	7.8
Other Africa, Middle East and Asia Pacific	897	898	(0.1)	1.5

Service revenue	3,159	2,985	5.8	8.7

Other revenue	272	226	20.4	18.6

Revenue	3,431	3,211	6.9	9.4

India

Service revenue grew by 16.8%(*), driven by a 29.8% increase in the customer base, stabilising mobile voice pricing in the market and 70.4%(*) growth in data revenue. At 30 June 2011 data customers totalled 26 million, a year on year increase of 189%. The growth was driven by the increase in data enabled handsets and the continued impact of successful marketing campaigns run in conjunction with the sponsorship of key sporting events. Whilst competition in the market remains high, the effective rate per minute is stabilising as a result of a focus on promotional offers rather than further ongoing price reductions.

Following the launch of commercial 3G services in February 2011, 3G was available to Vodafone customers in 147 towns and cities across 12 circles at 30 June 2011.

Vodacom

Service revenue grew by 7.8%(*) driven primarily by South Africa, where strong underlying growth in data revenue of 35.4%(*)(1) and good customer net additions more than offset the impact of an MTR cut effective from 1 March 2011. Data revenue was driven by higher penetration of smartphones and the success of data bundle offers, as well as continued growth in mobile broadband. Vodacom continued to invest in the network, adding 107 3G base stations during the quarter.

Vodacom’s operations outside South Africa continued to improve, with service revenue growth of 24.8%(*) driven by strong customer net additions across the portfolio and increased ARPU in both Tanzania and Mozambique.

Other Africa, Middle East and Asia Pacific

Service revenue grew by 1.5%(*), including the impact of Australia which is now included within organic growth. New Zealand’s service revenue growth was impacted by an MTR cut effective from 6 May 2011, and network difficulties experienced towards the end of the prior financial year in Australia adversely impacted growth in the Australian market. In Egypt the economic environment is still challenging and tourism has declined. Service revenue declined by 1.0%(*) driven by continued pressure on pricing and the reduction in visitor revenue as tourism slowed, partially offset by 30.8% growth in the customer base and improved voice and data usage. In Qatar service revenue grew by 69.2%(*) driven by 42.5% growth in the customer base. Ghana saw strong service revenue growth of 27.1%(*) and launched its 3G network on 29 June 2011.

Note:

(1) Including reclassifications of data revenue to align with Vodafone definitions, data revenue growth was 42.0%(*) during the quarter.

OPERATING REVIEW

Non-Controlled Interests and Common Functions

Verizon Wireless

Verizon Communications is expected to report its second quarter results including those of Verizon Wireless on 22 July 2011 at 1.30 p.m. BST. The Group’s share of Verizon Wireless’ net mobile retail customer additions during the quarter was 0.6 million. The Group’s share of the closing retail customer base was 40.4 million.

Other transactions and developments

Indian tax case

Further to the disclosure made in note 28 to the annual report for the year ended 31 March 2011 in respect of the Indian tax authority alleging potential liability of Vodafone International Holdings B.V. for failure to deduct Indian withholding taxes on the Hutchison transaction in 2007, the Supreme Court of India is expected to hear the appeal on the issue of jurisdiction as well as on the challenge to quantification, in the third calendar quarter of 2011.

SFR

Following clearance of the transaction by the relevant competition and regulatory authorities, the Group completed the disposal of its entire 44% shareholding in SFR to Vivendi on 16 June 2011.

The Group received cash consideration of €7.75 billion from Vivendi and a final dividend from SFR of €200 million. Vodafone and SFR have also entered into a partner market agreement which will maintain their commercial co-operation.

Polkomtel

On 30 June 2011 Vodafone agreed to sell its entire 24.4% interest in Polkomtel to Spartan Capital Holdings SP. z o.o., an investment vehicle controlled by Polish businessman Zygmunt Solorz-Zak, for a cash consideration of approximately €920 million (£815 million) before tax and transaction costs.

This transaction is part of an agreement between all of the shareholders of Polkomtel to sell their stakes to Spartan Capital Holdings SP. z o.o. The transaction is subject to Polish competition authority approval and is expected to complete in the fourth calendar quarter of 2011.

Vodafone Essar Limited

On 1 July 2011 Vodafone Group, Essar Communications (Mauritius) Limited (‘ECML’) and ETHL Communications Holdings Limited (‘ECHL’) agreed the terms under which ECML and ECHL will sell their direct and indirect shareholdings in Vodafone Essar Limited (‘VEL’).

Under the terms of the agreements, ECML’s wholly owned subsidiaries, Essar Communications Limited (‘ECL’) and Essar Com Limited (‘ECom’), have sold their entire 22% shareholdings in VEL, and ECHL will dispose of its 11% shareholding in VEL. Further, the parties have agreed that all outstanding claims between them are terminated, and that all future claims have been renounced. The parties have also agreed to cooperate fully in seeking all regulatory approvals necessary for the completion of these transactions. ECML and ECHL’s contractual rights in respect of VEL under their prior agreements with Vodafone have terminated, and both ECML and ECHL have relinquished all of their board seats in VEL.

OPERATING REVIEW

The total cash outflow from Vodafone, including cash already paid for the first tranche of ECL’s shareholding in VEL, is expected to be approximately US$5.5 billion (£3.4 billion). This comprises:

•                  a net payment of US$3.3 billion (£2.0 billion) for the 22% stake in VEL held by ECL and ECom after withholding tax of US$0.9 billion (£0.6 billion). The transfer of these shares from ECL and ECom to Vodafone was completed in two tranches on 1 June 2011 and 1 July 2011. Whilst Vodafone and Essar continue to believe that no tax is due on this transfer, it was viewed as prudent to pay withholding tax on a “without prejudice” basis.

•                  a payment of US$1.3 billion (£0.8 billion or INR 56.7 billion) relating to the remaining 11% stake in VEL held by ECHL and the settlement of all shareholder claims. This payment will be made by 15 February 2012. It is expected that at least 1.35% of the shares in VEL will be transferred to an Indian investor to ensure Vodafone’s continued compliance with Indian foreign direct investment rules.

Vodafone International Holdings B.V., through its indirect, wholly owned subsidiary, Euro Pacific Securities Ltd., had sought confirmation from the Authority for Advanced Rulings (‘AAR’) in India on whether withholding tax was due in respect of consideration payable on the acquisition of Essar Group’s offshore holding in VEL. A ruling from the AAR was expected by the end of May 2011 but was adjourned until 1 July 2011, when the case was withdrawn. The withholding tax was paid on a “without prejudice” basis on 5 July 2011.

ADDITIONAL INFORMATION

Service revenue – quarter ended 30 June

	Group(1)		Europe		Africa, Middle East and Asia Pacific
	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m

Voice revenue	6,692	6,937	4,346	4,624	2,271	2,233
Messaging revenue	1,313	1,222	1,072	982	225	222
Data revenue	1,483	1,168	1,098	899	377	266
Fixed line revenue	899	827	794	736	105	91
Other service revenue	471	433	297	278	181	173
Service revenue	10,858	10,587	7,607	7,519	3,159	2,985

	% change
	Group		Europe		Africa, Middle East and Asia Pacific
	Reported	Organic	Reported	Organic	Reported	Organic

Voice revenue	(3.5)	(4.2)	(6.0)	(8.2)	1.7	4.9
Messaging revenue	7.4	5.3	9.2	6.9	1.4	(0.1)
Data revenue	27.0	24.5	22.1	19.0	41.7	41.4
Fixed line revenue	8.7	6.4	7.9	4.4	15.4	24.4
Other service revenue	8.8	9.1	6.8	5.0	4.6	9.4
Service revenue	2.6	1.5	1.2	(1.3)	5.8	8.7

	Germany		Italy		Spain		UK		India		Vodacom
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	818	888	815	861	779	872	590	637	813	775	863	841
Messaging revenue	214	190	221	201	79	89	301	273	44	39	72	74
Data revenue	363	289	168	136	146	129	213	175	87	55	176	120
Fixed line revenue	464	449	160	139	81	81	10	8	3	2	55	47
Other service revenue	58	33	34	34	52	48	101	102	92	83	57	51
Service revenue	1,917	1,849	1,398	1,371	1,137	1,219	1,215	1,195	1,039	954	1,223	1,133

Note:

(1)   The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

ADDITIONAL INFORMATION

Mobile customers – quarter ended 30 June 2011(1)

(in thousands)
Country	1 April 2011	Net additions	Other movements	30 June 2011	Prepaid

Europe
Germany(2)	36,706	423	(1,105)	36,024	58.1%
Italy	23,420	(197)	–	23,223	84.2%
Spain	17,227	123	–	17,350	38.0%
UK	19,145	(139)	–	19,006	48.1%
	96,498	210	(1,105)	95,603	60.5%

Other Europe
Albania	1,618	45	–	1,663	93.6%
Czech Republic	3,194	36	–	3,230	44.9%
Greece	3,876	119	–	3,995	60.0%
Hungary	2,676	(34)	–	2,642	52.1%
Ireland	2,213	(4)	–	2,209	67.2%
Malta	248	9	–	257	82.9%
Netherlands	5,035	110	–	5,145	37.7%
Portugal	6,060	(8)	–	6,052	81.0%
Romania	9,197	(267)	–	8,930	62.0%
Turkey(3)	16,823	(133)	815	17,505	71.5%
	50,940	(127)	815	51,628	64.6%
Europe	147,438	83	(290)	147,231	61.9%

Africa, Middle East and Asia Pacific
India(4)	134,570	6,949	–	141,519	95.4%
Vodacom(5)	43,492	1,926	–	45,418	88.5%
	178,062	8,875	–	186,937	93.7%

Other Africa, Middle East and Asia Pacific
Australia(6)	3,608	(34)	(155)	3,419	40.0%
Egypt	31,832	1,913	–	33,745	95.9%
Fiji	297	8	–	305	95.4%
Ghana	3,040	454	–	3,494	99.6%
New Zealand	2,484	(26)	–	2,458	67.6%
Qatar	757	4	–	761	95.8%
	42,018	2,319	(155)	44,182	86.7%
Africa, Middle East and Asia Pacific	220,080	11,194	(155)	231,119	92.3%

Non-Controlled Interests and Common Functions
Poland	3,366	(1)	–	3,365	47.8%

Group	370,884	11,276	(445)	381,715	79.1%

Reconciliation to proportionate
Group	370,884	11,276	(445)	381,715
Non-controlling interests in subsidiaries	(79,102)	(3,883)	15,365	(67,620)
Associates(7)	55,926	664	(9,267)	47,323	20.2%
Proportionate	347,708	8,057	5,653	361,418	66.7%

Europe	147,432	83	(290)	147,225	61.9%
Africa, Middle East and Asia Pacific	147,857	7,380	15,210	170,447	92.7%
Non-Controlled Interests and Common Functions	52,419	594	(9,267)	43,746	10.7%

Notes:

(1)

Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Australia, Fiji and Poland) based on the Group’s equity interests. Proportionate customers are based on the Group’s equity interests in subsidiaries, joint ventures and associates. Further details of the Group’s equity interests are provided in notes 12 to 14 of the consolidated financial statements included within the Group’s 2011 annual report.

(2)	Other movements relate to the migration of customers to an MVNO following revised agreements with wholesale partners.
(3)	Other movements relate to a change in the disconnection policy.
(4)

Proportionate customers are based on equity interests at 30 June 2011. However, the calculation of proportionate customers for India also assumes the exercise of call options that could increase the Group’s aggregate direct and indirect equity interest from 70.9% to 78.0%. These call options can only be exercised in accordance with Indian law and regulation prevailing at the time of exercise.

(5)	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.
(6)	Other movements relate to the alignment of the policy on churn following customer migration.
(7)	Includes Verizon Wireless’ retail customers only.

ADDITIONAL INFORMATION

Annualised mobile customer churn – quarter ended 30 June 2011

Country	Contract	Prepaid	Total
Germany	14.8%	30.5%	23.9%
Italy	22.1%	28.1%	27.1%
Spain	19.0%	42.0%	27.8%
UK	16.3%	64.5%	39.8%
India	21.9%	58.8%	57.1%
Vodacom(1)	8.8%	45.3%	41.1%

Note:

(1)	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

Notes

1.	Vodafone, the Vodafone logo, Vodafone One Net and Vodacom are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.	All growth rates reflect a comparison to the quarter ended 30 June 2010 unless otherwise stated.
3.

References to the “fourth quarter”, “previous quarter” or “Q4” are to the quarter ended 31 March 2011 unless otherwise stated. References to “this quarter” are to the quarter ended 30 June 2011 unless otherwise stated. References to the “prior financial year” and the “current financial year” are to the year ended 31 March 2010 and 31 March 2011, respectively.

4.	All amounts marked with an “(*)” represent year on year organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.
5.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
6.

Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania. It also includes its Gateway services and business network solutions subsidiaries.

7.	Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Forward-looking statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include but are not limited to statements with respect to: Vodafone’s expectations as to levels of capital expenditure for the current financial year; the anticipated impact of foreign exchange rate movements on the Group’s results for the current financial year; the Group’s expectations regarding its financial and operating performance for the current financial year, including revenue, adjusted operating profit, free cash flow, EBITDA margins and returns to shareholders; the impact of MTR cuts; the development of the 3G network in India; expected total cash outflow in relation to the purchase of the 33% Essar stake in Vodafone Essar; expectations regarding the sale of Polkomtel; expectations regarding the Group’s appeal in the Indian tax case; and expectations regarding market trends including price trends. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, Vodafone’s ability to realise anticipated cost savings, the impact of legal, regulatory or other proceedings, continued growth in the market for mobile services and general economic conditions.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2011. The annual report can be found on the Group’s website (www.vodafone.com). All subsequent written or oral forward-looking statements attributable to the Group or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this interim management statement will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990230	Telephone: +44 1635 664 444

Copyright © Vodafone Group 2011

-ends-

ADDITIONAL INFORMATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	July 22, 2011	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary